SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 10)*

EnerJex Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

292758208

(CUSIP Number)

West Coast Opportunity Fund, LLC

c/o West Coast Asset Management, Inc.

1205 Coast Village Road

Montecito, California 93108

Attention: R. Atticus Lowe

Telephone: (805) 653-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☒ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 52,217,209
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 52,217,209
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,217,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.88%
14	TYPE OF REPORTING PERSON OO

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CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 52,217,209
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 52,217,209
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,217,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.88%
14	TYPE OF REPORTING PERSON CO, IA

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CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Atticus Lowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 128,585
	8	SHARED VOTING POWER - 52,217,209
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 52,217,209
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,345,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.99%
14	TYPE OF REPORTING PERSON IN, HC

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CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lance W. Helfert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 53,577
	8	SHARED VOTING POWER - 52,217,209
	9	SOLE DISPOSITIVE POWER - 53,577
	10	SHARED DISPOSITIVE POWER - 52,217,209
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,399,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.92%
14	TYPE OF REPORTING PERSON IN, HC

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The following constitutes Amendment No. 10 to the Schedule 13D filed by the Reporting Persons to reflect a change in percentage of interest held by Reporting Persons. All other Items are unchanged.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On July 23, 2013, Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with BRE Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Issuer ("Merger Sub"), Black Raven Energy, Inc., a Nevada corporation ("Black Raven") and Reporting Person, pursuant to which on September 27, 2013 (the "Closing Date"), Merger Sub merged with and into Black Raven, with Black Raven surviving the merger and becoming a wholly-owned subsidiary of Issuer. At the effective time of the Merger, Black Raven stockholders shall have the right to receive (i) a cash payout of $0.40 per share (up to a maximum of $600,000 in aggregate), (ii) 0.34971 shares of Issuer common stock; or (iii) a combination of both. Reporting Person was the majority shareholder of Black Raven and elected to not receive cash consideration from in the merger, and therefore its interest in Black Raven now represents 40,404,740 shares of Issuer common stock using an exchange ratio of 0.32706 shares. The final exchange ratio will not be determined until after the due date for this Schedule 13D amendment.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER

(a)	As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own 52,217,209 share of common stock, representing in the aggregate approximately 46.88% of Issuer's outstanding shares of common stock, based upon 111,392,279 shares of common stock issued and outstanding as of September 27, 2013.

Due to their relationship with each another, Reporting Person may be deemed to constitute a "group" under Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act"), with respect to their beneficial ownership of the shares of common stock. The Reporting Persons, however, expressly disclaim such status and declare that the filing on this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d)(3) of the Act or otherwise, is the beneficial owner of the shares of common stock held by any other Reporting Person.

(b)

Reporting Person	No. of Shares with sole voting and dispositive power	No. of Shares with Shared Voting and Dispositive Power	Percentage of Class Beneficially Owned

West Coast Opportunity Fund, LLC	52,217,209	-0-	46.88%
West Coast Asset Management, Inc.		52,217,209	46.88%
R. Atticus Lowe	128,585	52,217,209	46.99%
Lance Helfert	53,577	52, 217,209	46.92%

(c)	Other than as reported in this Schedule 13D, none of the Reporting Persons has effect any transactions involving the common stock in the 60 days prior to filing this Schedule 13D.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock.

(e)	Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Pursuant to the Merger Agreement, five percent (5%) of the total number of shares issuable to West Coast Opportunity Fund, LLC ("WCOF") in connection with merger shall be withheld to fulfill potential indemnification obligations of Black Raven.

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ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated July 23, 2013, by and among EnerJex Resources, Inc., BRE Merger Sub, Inc., Black Raven Energy, Inc. and West Coast Opportunity Fund, LLC. (1)

Exhibit A	Joint Filing Agreement dated October 7, 2013

Exhibit B	Power of Attorney dated October 7, 2013

(1)	Incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Issuer with the United States Securities and Exchange Commission (the “ Commission ”) on July 29, 2013.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: October 7, 2013

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT

By:	/s/ Diana Pereira
Name	Diana Pereira
Title:	Chief Financial Officer of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

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EXHIBIT INDEX

Exhibit A – Joint Filing Agreement dated October 7, 2013

Exhibit B – Power of Attorney dated October 7, 2013

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of EnerJex Resources, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 7, 2013

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT

By:	/s/ Diana Pereira
Name	Diana Pereira
Title:	Chief Financial Officer of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

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EXHIBIT B

POWER OF ATTORNEY

BE IT KNOWN, that the undersigned Lance W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Diana H. Pereira, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: October 7, 2013	/s/ Lance W. Helfert
Lance W. Helfert

Dated: October 7, 2013	/s/ R. Atticus Lowe
R. Atticus Lowe

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